

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Kristin Robinson
Chief Executive Officer
Revival AI Inc.
10940 S. Parker Rd., #872
Parker, Colorado 80134

> **Re: Revival AI Inc.**
> **Amendment No.1 to Offering Statement on Form 1-A**
> **Filed January 15, 2021**
> **File No. 024-11362**

Dear Ms. Robinson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 27, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed January 15, 2021

Statements of Operations, page F-3

1. Please revise this statement and all other sections of the filing, as appropriate, to present your loss per share/unit amounts rounded to the nearest cent (i.e., only two decimal points) so as not to infer a greater level of accuracy than exits. This comment also applies to the per share data presented in the Dilution table.

Exhibits

2.   Please have your auditor revise its consent to correctly indicate that the auditor's report is dated December 10, 2020, rather than September 28, 2020. Also clarify that Revival AI Inc. was formerly known as Revival AI LLC. We note from page F-1 that the audit report was updated, and that it also reflects the change in the company's name.

      You may contact Beverly Singleton, Staff Accountant, at 202-551-3328 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Manufacturing

cc: Fay Matsukage